January 12, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Angela J. Crane, Branch Chief

Re:	Evergreen Solar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
File No. 000-31687
Ladies and Gentlemen:
          On behalf of Evergreen Solar, Inc. (the “Company”), we are responding to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated December 29, 2006 (the “Comment Letter”) relating to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 41
1.	We note that subsequent to year-end you entered into long-term sales and supply contracts with four customers. Since these agreements are expected to have a material impact on your results of operations and liquidity, Management Discussion and Analysis in future filings should describe and quantify the known or expected impact the agreements will have on your financial statements. Specifically:
•	Revise to describe the significant terms and conditions under the agreements. Specify and quantify any significant penalties or termination payments.

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•	Revise to discuss the potential impact upon revenues, operating results and cash flows from these contracts.
•	Revise to disclose in greater detail your commitments for capital expenditures needed to satisfy the terms of the agreements (i.e. the cost to complete EverQ’s second manufacturing plant and your Marlboro facility). We note $77 million capital expenditure commitment as of September 30, 2006.
Response:
In response to the Staff’s comment, the Company has advised us that it will disclose in Management Discussion and Analysis in future filings a more detailed description of long-term sales and supply contracts with its customers, including the known or expected impact such agreements would have on the Company’s financial statements, significant terms of the contracts, and the potential impact of such contracts on revenues, operating results and cash flows. Additionally, the Company will disclose any capital expenditures required to satisfy the terms of the sales agreements in future filings.
Comparison of Years Ended December 31, 2005 and 2004, page 47
2.	We note your discussion that increased product revenues was due to increased production capacity, increased marketing and sales activity, and higher selling prices. Please separately describe and quantify the effects of changes in rates and volume on reported revenues for each product line. Additionally, where changes in line items are the result of more than one factor and/or offsetting factors, the impact of each individually significant factor should be quantified to the extent practicable. Apply this comment throughout future MD&A as applicable.
Response:
In response to the Staff’s comment, the Company has advised us that it will describe and quantify the effects of changes in rates and volume on reported revenues in more detail in future filings. Additionally, to the extent that more than one factor contributes towards changes in revenues, each factor will be separately identified and quantified.
Liquidity and Capital Resources, page 50
3.	Revise future filings to define the financial and other covenants that you are required to maintain under your credit facilities.
Response:
In response to the Staff’s comment, the Company has advised us that it will disclose in future filings financial and other covenants that it is required to maintain under its credit facilities.

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Note 2. Summary of Significant Accounting Policies, page F-8
Guarantor Arrangements, Product Warranty, page F-10
4.	We note that you provide a two-year warranty for defects in material and workmanship and a 25-year warranty for declines in power performance. Please respond to the following:
•	Tell us how you estimate warranty costs at the time of delivery considering your limited operating history. We refer to the discussion on page 27, which states, “although we have sold solar modules since 1997, none of these modules have been operating more than seven years, and a majority of them have been operating less than two years.”
•	We note the disclosure that you have not recorded an increase in your estimate of product warranty for the year ended December 31, 2005, because you have not incurred any charges to date against your warranty accrual. Please explain in greater detail why you believe the warranty accrual is appropriate and consistent with your accounting policy given that none of your solar panels have been operating more than seven years and the warranty period covers 25-years.
Response:
The Company’s standard product warranty includes a two-year warranty period for defects in material and workmanship and a 25-year warranty period for declines in power performance. The Company’s warranty obligation will be affected not only by its product failure rates, but also the costs to repair or replace failed products and potentially service and delivery costs incurred in correcting a product failure.
During the early years of development and product sales, the Company shipped a limited quantity of solar modules to customers and so had little experience with product performance over any extended period of time. As a result, the Company used an assumed failure rate through December 31, 2004, that was intended to reflect an estimate from a study performed by the Southwest Technology Development Institute in 1989 (the latest available independent study) of solar module failure rates, which was funded by the U.S. Department of Energy. This study determined that 2 out of every 10,000 solar modules would fail per year. In addition, the Company’s assumed failure rate reflected an incremental risk arising from the Company’s use of new technology in its patented production process. The composite assumed failure rate over the 25 year warranty period was estimated to be 1.25%. Given the relatively low volume of sales activity in the period through December 31, 2004, the sensitivity of the reported financial results to variances in this assumed failure rate was not high when compared to the reported net losses over the same period (for example, the incremental warranty reserve recorded in 2004 of $279,000 represented only 1.4% of the $19,363,000 net loss for that same year).
By 2005, the Company had sufficient experience from panels in operation with customers and had matured its manufacturing processes and underlying technology to a point where it concluded that the risk of a decline in power performance in the current production of modules was insignificant and, as a result,

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additional warranty reserve was not considered necessary without further evidence to suggest that the heightened risk associated with early stage products (i.e. modules produced in 2004 and earlier) remained an exposure in current production. The Company notes that the modules have no moving parts and the efficiency, or power output, is determined by attributes within the solar cells that are not expected to change significantly over time in a properly manufactured solar cell. As a result, the reserve of $705,000 as of December 31, 2004, was not increased for sales in 2005 and 2006; however, if future experience suggests currently unforeseen exposure associated with the more recent product sales, the Company will reassess its warranty reserve position. The Company continues to believe that its existing reserve of $705,000 in relation to modules produced in 2004 and earlier remains appropriate despite the absence of reported product failures, given the aforementioned immaturities in the underlying technology and production processes over that period.
Note 9. Warrants, page F-22
5.	We note that in June 2004, you issued a warrant to purchase 2,298,851 common shares. Please tell us in detail how you have analyzed the warrant under SFAS 133 and EITF 00-19 and why your current accounting, valuation and presentation of the warrant is appropriate.
Response:
In June 2004, in order to satisfy the Company’s existing capital requirements and to fund the continuing capacity expansion of its Marlboro, Massachusetts manufacturing facilities, the Company consummated an $18.8 million private placement financing transaction, net of offering costs of approximately $1.2 million, whereby the Company issued 7,662,835 shares of its common stock, and warrants to purchase up to 2,298,851 shares of its common stock, to certain institutional investors. The shares of common stock were sold at a per share price of $2.61, which represented a 10% discount to the $2.90 closing price of shares of the Company’s common stock on the Nasdaq National Market as of the close of business on June 15, 2004. The warrants entitled the holders to purchase shares of the Company’s common stock at an exercise price of $3.34. The warrants were exercisable at any time on or after December 22, 2004 and prior to June 22, 2009.
In accounting for the issuance of the common stock and warrants, the Company recorded the total net proceeds as a credit to equity as it had determined that both securities would be classified as such on the balance sheet. In making this determination for the warrants, the Company first looked to the exception in paragraph 11(a) of SFAS No. 133 that excludes a contract that is issued by an entity that is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position from classification as a derivative instrument. The Company then considered the guidance in EITF 00-19 in making its determination that the warrants would be classified as equity rather than as a liability, specifically focusing on whether the terms of the warrants required physical or net-share settlement, or gave the Company a choice of net-cash settlement or settlement in its own shares; all being attributes of

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instruments to be classified as equity. In addition, the Company also considered the other requirements of EITF 00-19 for equity classification of the warrants, as follows:
•	The arrangement permits the Company to settle the warrants with unregistered shares
•	In the Warrant Agreement there were no explicit requirements that the Company deliver registered shares to the warrant holder upon exercise (that is, delivering unregistered shares was acceptable). Additionally, the Registration Rights Agreement did not contain a provision that the Company must deliver registered shares to the holders upon exercise of the warrant (again, unregistered shares were acceptable).
•	The Company has sufficient authorized and unissued shares available to settle the warrants for the length of the warrant
•	The Company had sufficient shares authorized and unissued at the time of this arrangement
•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement
•	The contract stated the number of warrants that could be issued
•	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC
•	While there was a penalty clause for failing to timely file (as defined in the Registration Rights Agreement) a registration statement, the Company had done so (and the registration statement had been declared effective) within the time period prescribed by the Registration Rights Agreement, and there were no other penalty clauses for failure to maintain an effective registration statement or for delivering unregistered shares. The penalty clause called for a maximum incremental payment of 9.9% of the initial proceeds allocated to the warrants. The Company understands that penalties up to 10% of the allocated proceeds are considered reflective of a discount related to the lack of marketability of the underlying shares, and do not result in liability treatment for the underlying warrants.

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January 12, 2007

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return
•	There were no required cash payments
•	The contract requires net-cash settlement only in specific circumstances in which the holders of shares underlying the contract also would receive cash in exchange for their shares
•	There were no change in control features in the warrant agreement
•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract
•	The were no additional rights given to the warrant holders
•	There is no requirement in the contract to post collateral at any point of for any reason
•	There was no requirement for collateral at any point during the warrant term
As the terms of the warrant agreement required physical settlement or net-share settlement and the additional requirements of EITF 00-19 had been met to qualify for equity accounting, the Company concluded that the warrants should be accounted for as equity.
Note 13. EverQ GMBH, page F-24
6.	We note that you recorded a receivable relating to grants and tax incentives of $16.3 million due from the German government. Please address the following:
•	Clearly describe to us the material terms and conditions of the programs under which you receive these incentives and reimbursements.
•	Tell us and revise the note in future filings to clarify whether the realization of the incentives are dependent upon your taxable income and your consideration of paragraphs 116 and 117 of SFAS 109.
•	Tell us how you concluded that the incentives and grants have been earned as of the date you recorded each receivable. In your response, please address each of the conditions

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affecting realization. We note, for example, that you are required to hire 350 people and the grant is subject to European Union approval.
Response:
The grants recorded by EverQ, the Company’s consolidated subsidiary as of December 31, 2005, are calculated based on qualifying capital expenditures associated with its facility in Thalheim, Germany and are subject to (i) a minimum employment requirement of 350 people through December 31, 2007, and (ii) a requirement that EverQ remain in Thalheim through at least December 31, 2012. Furthermore, in order to be reimbursed for such expenditures, EverQ must provide supporting original documentation to the granting authorities.
The grants are not dependent upon the Company’s or EverQ’s taxable income and therefore consideration of SFAS 109 is not considered necessary. The Company will revise the language describing the grants in future filings to eliminate references to “tax incentives.”
The grant receivable balance of $16.3 million as of December 31, 2005, was recorded based on qualifying expenditures incurred by EverQ through that same date. As the two conditional requirements of the grants were in EverQ’s control and forecast to be achieved, the Company considered the recognition of the grant receivable, with an offsetting liability for the associated deferred credit, to be appropriate. The Company notes that by September 30, 2006, EverQ had exceeded the required headcount of 350 staff. At December 31, 2005, EverQ had not received EU approval for a portion of the grants and so the Company’s consolidated financial statements recorded only the portion for which approval had been received; in this case grants at the German state level (approximately 30% of the total 45% anticipated). The grants will be amortized to earnings over the useful lives of the fixed assets for which the grants were used, in part, to acquire.
7.	In this regard, we reference the “grant receivable” included as cash flow from operating activities on page 6 of your September 30, 2006, Form 10-Q. Tell us the consideration given to classifying this amount as a component of investing activities.
Response:
Although the amounts received under the grants are a function of qualifying capital expenditures, the conditions associated with earning such grants are based on operating activities (i.e. incurring salary expense and other periodic expenses related to maintaining a presence in Thalheim). The Company could never earn grants by merely building a facility without incurring the periodic costs to operate the facility. While the Company considered classifying grant receipts as investing in a accordance with SFAS 95 paragraph 16c, it was concluded that characterizing amounts received as receipts from sales of property, plant and equipment was inconsistent with the stated purpose of the grants and the balance sheet

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presentation (i.e. amounts received are not netted against plant, property and equipment, but are instead treated as a deferred credit). Because the Company does not believe that such grants are specifically defined within paragraph 16, paragraph 21 of SFAS 95 was applied, which indicates that all transactions and other events that are not defined as investing or financing activities should be considered operating activities. The Company also believes that SFAS 95 paragraph 24 supports classification as operating because, as previously explained, the predominant attribute of the grants pertain to operating activities.
Note 16. Long Term Debt, page F-25
8.	We note that you issued convertible subordinated notes in June 2005. Please tell us and revise future filings to disclose the significant terms of the convertibles notes, warrants, and the related registration rights agreements. Significant terms include settlement alternatives and the party that controls settlement, conversion rates, registration rights penalties, as well as caps and floors on those rates and penalties. Please also tell us and disclose how you accounted for the original issuance and any subsequent modifications. Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreement.
Response:
In response to the Staff’s comment, the Company has advised us that it will disclose in future filings the significant terms of the convertibles notes and the accounting for the original issuance. The Company supplementally informs the Staff that there have been no subsequent modifications to the notes.
On June 29, 2005, the Company issued Convertible Subordinated Notes (“Notes”) in the aggregate principal amount of $90.0 million, and the Company received proceeds of $86.9 million, net of offering costs which are being amortized over the term of the Notes. Interest on the Notes is payable semiannually at the annual rate of 4.375%. The Notes do not have required principal payments prior to maturity on July 1, 2012. However, the Notes are convertible at any time prior to maturity, redemption or repurchase, into shares of the Company’s common stock at an initial conversion rate of 135.3180 shares of common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $7.39 per share) (representing approximately 12.2 million shares of common stock in the aggregate), subject to adjustment. On or after July 1, 2010, the Company may redeem the Notes for cash at the following prices expressed as a percentage of the principal amount:

Redemption Period	Price (%)

Beginning on July 1, 2010 and ending on June 30, 2011	101.250
Beginning on July 1, 2011 and ending on June 30, 2012	101.625
On July 1, 2012	100.000

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The Company may redeem the Notes on or after July 6, 2008 and prior to July 1, 2010 only if the closing price of its common stock exceeds 130% of the then-current conversion price of the Notes for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the date on which the Company provides notice of redemption. The Company may be required to repurchase the Notes upon a designated event (either a termination of trading or a change in control) at a price (which will be in cash or, in the case of a change in control, cash, shares of its common stock or a combination of both) equal to 100% of the principal amount of the Notes to be repurchased plus accrued interest. Upon a change in control, the Company may under certain circumstances be required to pay a premium on redemption which will be a number of additional shares of its common stock as determined by the Company’s stock price and the effective date of the change in control. The Notes are subordinate in right of payment to all of the Company’s future senior debt.
There were several significant terms associated with the Notes, each of which was considered by the Company and explained in detail below.
Beneficial Conversion Feature
A beneficial conversion feature (BCF) is a non-detachable conversion option that is “in-the-money” on the commitment date, which is generally the date that the convertible securities are issued. Those securities may be convertible into common stock at the lower of a conversion rate fixed at the commitment date or a fixed discount to the market price of the common stock at the date of conversion. A BCF present in convertible securities should be valued separately at issuance. The BCF should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital (creating an additional discount on the debt host). The Company issued an over-allotment option to the underwriter; however, this was exercised on the same date as the original debt so the commitment date used to measure the BCF for the debt subject to this option is the same as the core debt.
The Company issued the Notes at par value so the effective proceeds used to determine if a BCF exists is $90,000,000, which is the principal amount of the debt issued. The Company determined that there were no separate embedded derivatives in the debt host contract for which a portion of the effective proceeds would be allocated towards (see below for separate review of potential embedded derivates).
The Notes are convertible at any time into shares of the Company’s common stock at an initial conversion rate of 135.3180 shares per $1,000 principal amount of Notes, which is equal to a conversion price of approximately $7.39 per share. The last reported trading price of the Company’s common stock on the

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NASDAQ National Market on the date of issuance of these Notes was $6.16, which meant that there was no BCF upon issuance of these Notes as they were not in the money on the issuance date.
Conversion Option
The Notes are convertible at any time into shares of the Company’s common stock at an initial conversion rate of 135.3180 shares per $1,000 principal amount of Notes, which is equal to a conversion price of approximately $7.39 per share. This conversion rate can be adjusted upon certain events with the “make whole” premium feature which is discussed below.
Convertible debt is a hybrid instrument comprised of two components: (1) a bond or debt instrument and (2) a conversion feature (i.e. a written call option). In accordance with the guidance that the FASB established in paragraph 12 of SFAS No. 133, it may be necessary to remove the conversion option from the debt host and account for it separately as a derivative if the conversion option meets certain criteria.
The conversion feature in the Company’s offering has a variable conversion rate depending on whether it is exercised in the normal course (in which case the rate is fixed at 135.3180 shares per $1,000 of principal conversion rate — subject to anti-dilution provisions which are ultimately in the Company’s control — i.e. it is assumed that the Company would not undertake a capital restructuring that would result in an effective default under the terms of the debt or result in an adverse accounting consequence under, say, EITF 00-19 (see below)) or on the occurrence of a designated event (a change in control or the termination of trading) in which case the rate is adjusted for a make-whole premium. To determine the accounting for the conversion option, the Company completed the following three steps:
1) Does the conversion option meet the three criteria of paragraph 12 of SFAS No. 133 and qualify as an embedded derivative instrument that shall be separated from the host contract and accounted for as a derivative instrument?
(a)	The conversion feature is not clearly and closely related to the debt host component — The conversion feature is not clearly and closely related to the debt host component as, per FAS 133 Appendix A paragraph 61(k), the debt security is convertible into shares of the debtor’s common stock.
(b)	The convertible debt instrument is not accounted for at fair value — The debt that embodies both the embedded derivative instrument and the host contract would not be re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur.

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(c)	The embedded conversion option meets the definition of a derivative in paragraph 6 of FAS 133 — The criteria (a) through (c) of paragraph 6 are met as the conversion option has one or more underlyings, requires no initial net investment, and it requires or permits net settlement or provides for a delivery of an asset that puts the recipient in a position not substantially different from net settlement (as the Company’s stock is public). To the extent that the Company is able to deliver unregistered shares (see below), the satisfaction of this criteria becomes more uncertain as the unregistered shares may not be regarded as readily convertible into cash. The Company looked to the satisfaction of paragraphs 12 through 32 of EITF 00-19 to avoid bifurcation rather than reliance on a failure to meet the criteria in 12(c) of FAS 133. Further, it is likely they will be registered so from an accounting convention perspective this meets the criteria in 12(c) of FAS 133 and looking to EITF 00-19 is considered a more conservative approach.
As the conversion feature does meet all three criteria of paragraph 12, it must be further considered under paragraph 11(a) of FAS 133 which provides an exemption from classification as a derivative instrument for those contracts that are both (1) indexed to its own stock and (2) classified in stockholders equity. As the conversion feature is indexed to the Company’s stock*, one only needs to assess whether the contract would be accounted for as an equity or liability item using the guidance of EITF 00-19. If the answer is “equity” then the derivative would not be bifurcated from the note, if the answer is “liability” then it would need to be bifurcated.
* The Company looked to paragraph 5 of EITF 01-06 to consider the contingency provisions that change the conversion rate of the debt. As the contingencies do not fail test (1) or (2) in this paragraph, it was concluded that the conversion option is indexed to its own stock. EITF 01-06 lists two criteria for an instrument to be considered indexed to its own stock; (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuers stock or (b) an observable index and (2) once the contingent events have occurred, the instruments settlement amount is based solely on the issuers stock. Considering criteria (1); both a termination of trading and a change in control are considered to be events that are not based on an observable market, other than that for the Company’s stock, or an observable index. Considering criteria (2); the settlement of the conversion feature is based solely on the issuer’s stock.
2) Under EITF 00-19, one must first determine if the conversion option would be accounted for in equity because the debt is considered “non-conventional”
The convertible debt is not considered conventional as the debt does not convert into a fixed number of shares or fixed amount of cash due to the variable conversion rate noted earlier. As “non-conventional”

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debt, a full analysis of the embedded derivative is required under paragraphs 12-32 or EITF 00-19, as follows:
3) Do the conversion features meet all the criteria from paragraphs 12 through 32 of EITF 00-19?
Two of the criteria under EITF 00-19 required further consideration to determine the classification of the derivative:
(a)	Does the arrangement permit the Company to settle the conversion with unregistered shares? (Paragraphs 14-18)
While there is a liquidated damages penalty clause for failing to timely file a registration statement on the common stock, the penalty clause calls for payment of 0.5% of additional interest per annum on the total proceeds (total penalty over the life of the debt would be 3.5% based on 7 year term). The Company understands that penalties up to 10% of the allocated proceeds are considered reflective of a discount related to the lack of marketability of the underlying shares, and do not, in and of themselves, represent an economic penalty that would make this settlement alternative non-economical resulting in liability treatment for the underlying Notes.
In addition, the agreement explicitly states that the debt may only be held by parties capable of holding unregistered shares (i.e. qualified investors) and that unregistered shares may be tendered on conversion of the debt. The inclusion of these items in the terms of the debt helps the Company to avoid liability classification of the conversion option (as without such terms EITF 00-19 assumes the possibility of a forced cash settlement) because there could otherwise be circumstances under which non-qualified investors would not be able to receive unregistered shares.
(b)	Does the Company have sufficient authorized and unissued shares available to settle the conversion of the debt? (Paragraph 19)
The make whole premium associated with the Notes sets a maximum additional number of shares that may be issued on conversion. The agreement includes an explicit statement as to the maximum number of shares, 162.3376 shares per $1,000 note, which may be issued upon conversion, subject to proportional adjustment in the same manner as the conversion rate may be adjusted pursuant to the indenture. The conversion of all the Notes at this maximum make whole amount would add an additional 14,610,384 shares to what the Company already had outstanding at the date of issuance (61,073,282 shares), however, the Company still had sufficient authorized and unissued shares (100,000,000 shares authorized) available after deducting shares necessary to satisfy all other equity instruments.

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(c)	Does this satisfy the other criteria of EITF 00-19?
See discussion above on the explicit cap and payment if the Company does not timely file with the SEC. (Paragraphs 20-25)
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return. (Paragraph 26)
The contract requires net-cash settlement only in specific circumstances in which the holders of shares underlying the contract also would receive cash in exchange for their shares. (Paragraphs 27-28)
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (Paragraphs 29-31)
There is no requirement in the contract to post collateral at any point or for any reason. (Paragraph 32)
For the reasons above, the requirements of EITF-00-19, had been satisfied in order to properly account for the conversion option as equity and there was no impact on the BCF determination, as this option did not need to be bifurcated.
Put Option
Upon the occurrence of a designated event (defined as a change in control or termination in trading), the holders of the debt will have the ability to require the Company to repurchase the Notes. If the designated event is for termination of trading, the Company will repurchase the debt at an amount equal to 100% of the principal amount to be repurchased plus any accrued but unpaid interest; however, if the designated event is for the change in control at its option, the Company may pay the repurchase price in cash (at 100% of the principal amount to be repurchased plus accrued but unpaid interest) or shares of their common stock valued at a discount of 5% from the market price. The following steps determined if the put feature needed to be bifurcated from the debt host:
1) Under paragraph 12 of FAS 133; the put option and the debt host are subject to three criteria (all three must be met to consider bifurcating the option):
a.	The derivative is not clearly and closely related to the debt host

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b.	The debt host is not remeasured at fair value under GAAP
c.	The derivative would qualify under paragraph 6 under FAS 133
2) In considering 12(a) of FAS 133, does the put feature meet the criteria of paragraph 13 of FAS 133?
The put feature in this arrangement is considered clearly and closely related to the debt host (under paragraph 12(a) of SFAS No. 133) as neither of the conditions under paragraph 13(a) and 13(b) exist (i.e. the investors would always recover substantially all of their initial investment and the investors initial rate of return could not be doubled). In the event of a change in control, the Company could choose to settle the put in shares at a 5% discount from the market price, however, this discount is considered to be reflective of the costs the investor would have to pay to a broker for the delivery of shares to their investment account. Therefore, this is not considered an increase to the initial rate of return and as such there is not a scenario where the investors’ initial rate of return could double. Therefore, the put feature fails criteria 12(a) ( i.e. the put option is clearly and closely related to the debt host and did not need to be bifurcated from the debt host and separately valued).
Call Options
The Company has the option to repurchase the Notes, at any time in whole or in part, on or after July 6, 2008 and before July 1, 2010 at a price of 100% of the principal amount, plus accrued and unpaid interest to the redemption date if the common stock price exceeds 130% of the then current conversion price for at least 20 days in a 30 day trading period. The call option in this arrangement was considered clearly and closely related to the debt host (under paragraph 12(a) of SFAS No. 133) as neither of the conditions under paragraph 13(a) and 13(b) exist (i.e. the investors would always recover substantially all of their initial investment and the investors initial rate of return could not be doubled). The redemption price is at an amount equal to the convertible debt instrument’s par value plus any accrued but unpaid interest. As a result, this embedded derivative would not be bifurcated from the debt host and separately valued. The Company noted that the stock price feature is solely a contingency and does not result in dual indexation, which would otherwise be considered clearly and closely related.
The Company also has the option to repurchase the Notes, at any time in whole or in part, on or after July 1, 2010 through June 30, 2011 at a price of 101.250% of the principal amount, plus accrued and unpaid interest to the redemption date and on or after July 1, 2011 through June 30, 2012 at 100.625% plus accrued and unpaid interest to the redemption date. The call option in this arrangement is considered clearly and closely related to the debt host (under paragraph 12(a) of SFAS No. 133) as neither of the conditions under paragraph 13(a) and 13(b) exist (i.e. the investors would always recover substantially all of their initial investment and the investors initial rate of return could not be doubled). The purchase

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above par takes place 5 years after original issuance at which time the investor would have earned over 20% in cumulative interest which would limit the purchasing of Notes above par from ever doubling the rate of return. As a result, this embedded derivative would not be bifurcated from the debt host and separately valued.
Timely filing penalty regarding debt
The Notes will bear interest at an annual rate of 4.375% on the principal amount from June 29, 2005 or from the most recent date to which interest has been paid. The Company will also pay additional interest on Notes that are registrable securities if the shelf registration statement is not timely filed or made effective or if the prospectus included in the registration statement is unavailable for periods in excess of those permitted above. Additional interest is paid semi-annually in arrears, with the first semi-annual payment due on the first January 1 or July 1 to occur after the date on which such additional interest began to accrue and will accrue at a rate per year equal to:
•	0.25% of the aggregate principal amount of the note per annum to and including the 90th day after the registration default; and
•	0.50% of the principal amount of a note per annum from and after the 91st day after such registration default until such default is cured.
This embedded feature in the arrangement was considered clearly and closely related to the debt host (under paragraph 12(a) of SFAS No. 133) as neither of the conditions under paragraph 13(a) and 13(b) exist (i.e. the investors would always recover substantially all of their initial investment and the investors initial rate of return could not be doubled). The additional interest would never double the initial rate of return as the penalty is paid on designated dates and is only added onto the initial interest rate. As a result, this embedded derivative would not be bifurcated from the debt host and separately valued.
Over-Allotment Option
The convertible note arrangement provides for an over-allotment option allowing the underwriter an additional 30 days subsequent to the closing date of the initial offering to purchase additional debt at the initial offering price. The over-allotment option was exercised on the original date of issuance and therefore there is no separate accounting for this option (i.e. the option was at market and proceeds subject to the option were included in the initial proceeds of the debt).

U.S. Securities and Exchange Commission
January 12, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2006
Condensed Consolidated Balance Sheets, page 4
9.	Please tell us the nature of the value-added tax receivable and payable on your balance sheet and a description of the transactions which resulted in these amounts. Cite the accounting literature which supports your presentation. Additionally, please revise future filings to disclose the amount of value-added taxes collected and paid, for each period presented, as well as your accounting policy for those taxes and the impact of any tax holidays.
Response:
The value added tax receivable and payable on the Company’s balance sheet results primarily from the production and subsequent sale of product by EverQ, respectively. In addition, the value added tax receivable includes amounts associated with EverQ’s capital expenditures. The Company is not aware of current accounting literature that specifies either a gross or net balance sheet presentation of value added tax amounts, although acknowledges that FIN 39 would permit, but not require, a net presentation if a right of offset exists, and so has chosen what it believes to be the most informative presentation, that being a gross presentation of the receivable and payable. The Company has advised us that it will expand its disclosure in future filings to include the amount of taxes collected and paid, as well as its accounting policy for those taxes (and the impact of any tax holidays, if applicable).
Note 1. Basis of Presentation, page 7
10.	We note that subject to the receipt of regulatory approval from the German authorities, you, REC and Q-Cells will become equal partners in EverQ and you will adopt the equity method of accounting for your investment. Please tell us how you have concluded that the equity method accounting for your investment in EverQ is appropriate. Please refer to FIN 46 or other applicable accounting literature, as appropriate. Please also specifically address how your guarantee of EverQ’s repayment obligations under its credit agreements, as referenced on page 15, impacts your proposed accounting.
Response:
The Company first considered FIN 46(R) as the authoritative guidance in determining whether, after its equity ownership in EverQ is reduced to one-third, the Company would be required to consolidate EverQ in its financial statements and then, as appropriate, the Company considered APB 18 for guidance on the application of the equity method of accounting.

U.S. Securities and Exchange Commission
January 12, 2007

In considering whether EverQ would be a Variable Interest Entity under FIN 46(R) following the ownership restructuring, the Company considered if, by design, EverQ met any of conditions a., b. or c. from paragraph 5 of FIN 46(R), as follows:
a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.
The equity investment at risk are the equity shares owned by the Company and the two other parties to the venture, Q-Cells AG and Renewable Energy Corporation ASA. The Company considered whether this equity at risk was sufficient to permit EverQ to finance its activities based on a qualitative assessment by reference to paragraph 9 of FIN 46(R), noting that the level of equity at risk has enabled EverQ to secure investment grade debt from external banks to finance its planned activities. The Company therefore concluded that the total equity investment at risk is sufficient to finance the activities of EverQ and that this condition is not met.
In further response to the Staff’s comment, the Company notes that the agreement governing the ownership restructuring also calls for the replacement of any and all guarantees of existing bank financing for EverQ by the investors to be eliminated, with new guarantees to be granted equally by the three investors. Following the guidance in paragraph 6 of FIN 46(R), the Company has considered this requirement of the governing documents in its determination of whether EverQ is a variable interest entity. The Company notes that these guarantees are being provided to secure more favorable terms for EverQ on the related bank debt, rather than being a requirement for EverQ to obtain debt at any price. If the guarantees are executed by the respective banks, the equity holders will share the burden pro rata to their shareholding in EverQ.
b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.
The voting rights over EverQ all reside in the equity shares at risk which are held by the equity holders, and so this condition is not met.
(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
The expected losses are absorbed by the holders of the equity at risk, with no protection

U.S. Securities and Exchange Commission
January 12, 2007

provided by EverQ or other parties involved with the entity, and so this condition is not met.
(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.
The equity holders at risk have the right to receive the residual returns of EverQ without restriction, and so this condition is not met.
c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
As noted in b(1) above, the voting rights over EverQ all reside with the equity holders in direct proportion to their one-third ownership interests; however, the Company will also enter into an amended license and technology transfer agreement and a sales representative agreement at the time of the ownership restructuring (which was consummated on December 19, 2006). The Company considered its total interest in EverQ, including its one-third ownership interest, the license and technology agreement and the sales representative agreement, and determined that based on its total interest, it is not expected to absorb or receive a majority of the expected losses or residual returns of EverQ. Therefore, condition c(i) is not met.
The Company also considered whether substantially all of EverQ’s activities either involve, or are conducted on behalf of, any investor that has disproportionately few voting rights. In making this assessment, the Company considered many qualitative factors, including:
•	EverQ was not created to remove underperforming assets from the investors’ balance sheets
•	EverQ does not sell its products to the investors (although the Company does provide sales and marketing services on an agency basis to EverQ, as discussed further below)
•	Although EverQ purchases a significant amount of its raw materials from one of the investors, Renewable Energy Corporation ASA, EverQ may purchase similar raw materials from other suppliers as production capacity increases. The purchases from Renewable Energy Corporation ASA are at market rates.

U.S. Securities and Exchange Commission
January 12, 2007

•	The Company, Renewable Energy Corporation ASA and Q-Cells AG all manufacture solar power products and so the operations of EverQ are not uniquely complimentary or similar to the operations of just one investor.
•	The three equity holders are not related parties under FIN 46(R).
The Company also considered the significance of its agency-based arrangement to sell EverQ’s products and its royalty and licensing agreement and concluded that such arrangements represent only a relatively small element of EverQ’s overall activities, i.e. the sales and marketing function and research and development activities, and so would not be considered evidence of the “substantially all” criteria under paragraph 5(c)(ii) of FIN 46(R). As a result, the Company concluded that condition c(ii) is not met.
As EverQ does not qualify as a variable interest entity under any of the above conditions, the Company will account for its interest in EverQ using the equity method under APB 18 as it believes that it will have significant influence over EverQ by virtue of its one-third ownership interest and one-third voting rights.
Item 4. Controls and Procedures, page 23
11.	We note your disclosure that “there have been no significant changes in internal control over financial reporting.” Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.
Response:
The Company has advised us that it will revise its disclosure in future filings to remove the word significant and to discuss all changes in its internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, its internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

U.S. Securities and Exchange Commission
January 12, 2007

*****
          Please direct your questions or comments regarding the Company’s response to the undersigned at (212) 497-7707, or to Robert Sanchez of this firm at (202) 973-8827. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Adam Dinow

cc:	Kevin Kuhar, Staff Accountant
Martin James, Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

Richard M. Feldt
Michael El-Hillow
Mark Fidler
Evergreen Solar, Inc.

Robert Sanchez, Esq.
Daniel Peale, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation